Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Change in Stockholders' Equity
For the period January 1, 2019 to December 31, 2019
Unaudited

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 2018	**100,000**	**$ 192,688**	**$ (262,076)**	**$ (69,388)**
Net Loss - 2019			(66,223)	(66,223)
Balances at December 31, 2019	**$ 100,000**	**$ 192,688**	**$ (328,299)**	**$ (135,611)**